Mail Stop 4561

August 8, 2007

Joseph P. Coschera
Chief Executive Officer
Information Systems Associates, Inc.
2120 SW Danforth Circle
Palm City FL 34990

> **Re:** **Information Systems Associates, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed on July 10, 2007**
> **File No. 333-142429**

Dear Mr. Coschera:

We have reviewed your responses to our prior letters and your amended filing on Form SB-2 and have the following comments. Please note that the comments issued in this letter relate to prior accounting comments issued in our letter dated May 24, 2007 and comments issued in our letter dated June 7, 2007, as specified.

General

1. Please refer to prior comments 2, 18 and 27 of our letter dated June 7, 2007. We note your revisions to the summary and business sections; however, it appears that these sections continue to require significant revision. The disclosure as currently drafted remains unclear as to your current business focus and offerings and should be revised to address clearly and concisely the following matters:

    • Where you initially describe your business, please clarify that ISA is a value added reseller and its product and service offerings are limited to those produced by third parties; further, please identify the third parties.

    • You make several claims regarding the focus of your business, which do not appear to be consistent. Please review the following statements and revise as necessary to ensure that you have provided a consistent description of your business focus throughout the document.

> o Page 5: You are "currently engaged and plan to continue in the development and sale of financial and asset management software business";
> o Page 25: Your primary focus has been to offer for sale "software products and services that allow companies to track and manage assets, primarily in the realm of corporate real estate and corporate IT network infrastructure";
> o Page 34: "Information System Associates major activity is around our information technology Asset Inventory solution 'On Site Physical Inventory'`";
> o Page 62: "The Company provides services and software system design for the planning and implementation of Computer Aided Facilities Management (CAFM) based asset management tools. The company also provides services through its insurance sales business."

- Include a discussion of your insurance sales business as described in Note A to the financial statements, including a discussion of what portion of your revenues is derived from this business.

- Of the four VAR relationships, clarify the extent to which you are substantially dependent on one or more these relationships. To the extent you are substantially dependent on any of the partners, any contractual arrangements you have with them should be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B.

- It appears from your responses that you are not currently marketing and distributing your proprietary internal data collection solution "On Site Physical Inventory." To the extent this software product has not been brought to market, please reconcile the disclosures that suggest you are currently marketing and distributing this product. In this regard, we note your references on pages 30, 32, 34, which may suggest that you are currently marketing and distributing OSPI.

- Given that all of the products and services you currently offer are third-party products, please revise the subheading on page 30 titled "Third Party Offerings" to distinguish it from your core third-party offerings. Identify the number of such additional third-party offerings you provide and disclose the percentage of your revenues generated by sales or referrals relating to these additional third-party offerings. To the extent such sales are not material to the company, please clarify this.

2. Please revise to eliminate the repetitive paragraphs and phrases in the business section. See for example the paragraph on page 26 that reads in part "We began

using Aperture's Network Management tools," and your customer list also on page 26, both of which are repetitive of information already provided on page 25.

3. Please eliminate the footnotes to the prospectus (other than footnotes to the selling shareholder table or other tables) as they are not viewable on EDGAR. Consider instead incorporating the footnoted information into the text of the prospectus.

Summary, page 5

4. Please refer to prior comment 4 of our letter dated June 7, 2007. Please advise as to what portion of your revenues is derived from Comcast Communications as it appears that this information was not provided with your response. To the extent that Comcast is not a material customer, we believe that it would be inappropriate to identify it by name in the summary section.

5. We reissue prior comment 5 of our letter dated June, 2007, in part. It appears that the Value Added Reseller agreement with Aperture should be filed as an exhibit to the registration statement since your business is substantially dependent upon this agreement. Please advise or revise.

6. Please refer to prior comment 6 of our letter dated June 7, 2007. Please specify the vendors and/or manufacturers of the facilities solutions you offer and disclose what portion of your revenues is derived from such sales. To the extent such sales are not material to the company, please clarify this.

Financial Summary Information, page 7

7. Please revise to correct the "Net income (loss)" dollar amount for the year ended December 31, 2006. In this regard, the amounts on page 8 and the first risk factor on page 9 differ from your statements of operations on page 59.

Selling Security Holders, page 14

8. Please refer to prior comment 12 of our letter dated June 7, 2007. We note the revised disclosure concerning the selling shareholders who provided you consulting services in exchange for shares of your common stock. Please advise as to how the remaining shareholders received their shares. This disclosure may be provided using footnotes as appropriate.

9. Please refer to prior comment 13 of our letter dated June 7, 2007. We note that you have identified only in some cases whether the owner(s) of the selling shareholder entities had sole or shared voting and/or investment power over the entities. Please disclose the natural persons who exercise sole or shared voting and/or investement power of each of the remaining selling shareholder entities, i.e., Arabelle Financial limited, Aviation Interior, Blue Marlin, Inc., Citation

Services, Division Limited, International Engineering Services Limited, Simons Muirhead and Burton Solicitors.

10. Please tell us whether any of the selling shareholders are broker-dealers or broker-dealer affiliates. If any of these entities are registered broker-dealers, they must be named as underwriters. If any are affiliates of broker-dealers, please include a representation in the document, if true, that they purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Directors, Executive Officers, Promoters and Control Persons, page 19

11. Please refer to prior comment 15 of our letter dated June 7, 2007. Please describe Mr. Coschera's experience with financial accounting and preparation of periodic and annual reports under the Exchange Act, which you will be obligated to file in the event that this registration statement is declared effective. In view of his roles as principal executive officer, chief financial officer and principal accounting officer, a discussion of his competence/experience in this area is an appropriate subject for disclosure. Furthermore, consideration should be given as to whether risk factor disclosure is appropriate.

Certain Relationships and Transactions and Corporate Governance, page 22

12. Please refer to prior comment 16 of our letter dated June 7, 2007. Please disclose the standard used in your determination that Mr. Coschera and Ms. Lucas are "independent directors." See Item 407(a) of Regulation S-B. Explain what is meant by your statement that they "independently approved" the transactions listed in this section.

13. For each of the transactions listed, please disclose the basis on which the person is a related person and in transactions where shares were issued for services rendered, the nature of the services. See Item 404(a)(1) and (6) of Regulation S-B.

Description of Business, page 25

14. Please refer to prior comment 20 of our letter dated June 7, 2007. Please disclose whether the two employees are full-time or part-time employees.

15. Please refer to prior comment 21 of our letter dated June 7, 2007. Consistent with our comment above, please clarify whether OSPI is currently being offered to Forsythe customers as indicated in your response or whether OSPI is in the product development stage only.

Customers, page 31

16. We note that revenues generated by Northrop Grumman Electronic Systems represented 15.9% and 22.5% of your revenues for the fiscal year ended December 31, 2006 and the quarter ended March 31, 2007. Please file any agreements with Northrop Grumman as exhibits to the registration statement or advise as to why this is not required under Item 601(b)(10) of Regulation S-B.

Competition, page 33

17. Please refer to prior comment 25 of our letter dated June 7, 2007. Please clarify whether data collection services is properly characterized as one of the two areas of focus of your business. If so, please revise throughout the prospectus to clarify this.

18. If you retain the disclosure regarding data collection services in your competition discussion, please revise to identify the principal bases on which you compete for business and describe your competitive position in the industry. The disclosure appears to be focused on describing the data collection services process and its advantages rather than on the competitive business conditions.

Management's Discussion and Analysis, page 34

19. Please refer to prior comment 28 of our letter dated June 7, 2007. We are unable to concur with your view that you have a reasonable basis for projecting annual gross revenues of $500,000 from data collection services alone by the end of the first full year of implementation. Your revenues for the past two years have not exceeded $365,000 per year and you have no current contractual arrangements in place whereby you could project such a revenue stream. Your response indicates that you presently are relying on several bids, none of which may come to fruition, and unproven interest generated from your partner relationships. Please revise.

20. Please refer to prior comment 29 of our letter dated June 7, 2007. It appears from your response that you do not currently have an exclusive relationship with Visual Network Design, Inc. In this regard, tell us whether ISA is identified as the exclusive Value Added Reseller for VNDI in any geographic location. To the extent there is no exclusive relationship, and absent the existence of a joint-venture agreement, it appears inappropriate to describe this relationship as a "joint venture." Please revise accordingly.

Financial Statements

21. Please revise your next amendment to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page 62

22. Your response to prior comment number 6 of our letter dated May 24, 2007 indicates that you resell and install software. It is unclear to us how you have concluded that you are not subject to SOP 97-2 considering that your response indicates that you sell software. Please explain your basis for concluding that SOP 97-2 does not apply to you and explain how you considered paragraph 2 of the SOP.

23. Your response to prior comment number 7 of our letter dated May 24, 2007 indicates that you do not have multiple-element arrangements, however your disclosures on page 30 indicate that in connection with your software offerings you also provide various services including consulting, training, and maintenance and support. These appear to be multiple-element arrangements. As previously requested, please revise your disclosure to identify all elements included in each significant type of sales transaction and explain how you determine whether elements should be considered separate units of accounting or combined with other elements. Clearly explain how you allocate revenue to each accounting unit and describe, for each unit, how you meet the relevant revenue recognition criteria that are referred to in your policy. Your disclosures should be robust and specific to the applicable guidance such as SAB 104, EITF 00-21, and SOP 97-2.

Share-Based Payments, page 64

24. Please tell us why it was appropriate to consistently value shares issued for services at the low end of the range that you have sold your stock. In addition, tell us why you have not included any information regarding these transactions within your audited financial statements.

25. We note that your disclosures here and on page 52 continue to refer to the use of the "quote at the close of market trading," however your response to prior comment number 9 from our letter dated May 24, 2007 indicates that you do not trade on a public market. Please revise your disclosures accordingly.

Part II

Undertakings

26. Please refer to prior comment 34 of our letter dated June 7, 2007. We note that you have provided only part of the undertaking required by Item 512(g)(1) of Regulation S-B. Moreover, in selecting 512(g)(1), you have relied on Rule 430B, which does not appear to apply to you. Please revise to provide the applicable undertaking in its entirety.

Signatures

27. Please update the signature page with each amendment so that it reflects the date of or a date close to the date of filing.

You may contact Christine Davis at 202-551-3408 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 772-286-3031
        Information Systems Associates, Inc.